

August 17, 2011

Via Facsimile
Mr. Greg Halpern
Chief Financial Officer
Max Sound Corporation
10685-B Hazelhurst Drive #6572
Houston, TX 77043

> **Re: Max Sound Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-51886**

Dear Mr. Halpern:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Research and Development, page 6

1. You disclose that the other acquired holdings are now a critical part of the company's research and development for your Max Sound marketing efforts. Please explain to us and in future filings disclose how each holding supports the company's Max Sound marketing efforts.

2. On page 1 you disclose that in January 2010 the company launched the Internet search engine and networking website www.soact.net. Please clarify for us and in future filings disclose the status of the company's operations for the So Act Network web-site. While we note that this web-site appears to still be in existence and that you continue to be

paying endorsement fees, it is not clear how this website is a search engine or networking website or what the purpose of the website is.

Management's Discussion and Analysis or Plan of Operations

Results of Operations, page 11

3.   We note your footnote disclosure to the tabular presentation of results of operations indicating that the line items Endorsement Fees and Consulting Fees represent mainly non-recurring compensation in the form of stock. In light of the significance of these line items to the company's results of operations and financial condition, please provide us, and in future filings disclose, a more robust explanation of the significant endorsement and consulting arrangements in place, including the duration of the arrangements, the specific benefits the company receives, and the continuing impact on results. Provide us with an update on endorsement arrangements as we note that you continue to recognize significant endorsement fees in the quarter ended June 30, 2011 despite that company's recent strategic shift to focus on the Max Sound technology.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Polices and Organization

(H) Identifiable Intangible Assets, page F-8

4.   We note that at December 31, 2010 the company reported approximately $7.5 million of capitalized costs related to registering a trademark and acquiring technology rights that you determined have an indefinite useful life. For each separately identifiable intangible asset, please tell us how you considered the guidance in paragraphs 35-1 through 35-5 of ASC 350-30-35 in determining that the asset has an indefinite useful life.

5.   In consideration of your going-concern status, please explain to us how that assessment reconciles to your assessment of the recoverability of your trademark and acquired technology rights. Refer to ASC 350-30-35-18 and provide us with your comprehensive annual impairment analysis for each separately identifiable intangible asset, including a description of your methodology and assumptions for estimating the fair value as of December 31, 2010. If you combine any of the intangible assets into a single accounting unit for impairment analysis purposes, please provide us with an explanation of how you applied paragraphs 35-26 through 35-26 of ASC 350-30-35 in determining the appropriate units of accounting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief